[Goodwin Procter Letterhead]

June 26, 2015

BY EDGAR AND OVERNIGHT MAIL

Mr. Thomas Kluck

Mr. Coy Garrison

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             American Farmland Company

Amendment No. 1 to Draft Registration Statement on Form S-11

Confidentially Submitted May 1, 2015

CIK No. 0001474777

Dear Mr. Kluck:

This letter is submitted on behalf of American Farmland Company (the “Company” or “we”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 29, 2015 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s draft Registration Statement on Form S-11 (CIK No. 0001474777) confidentially submitted, as an emerging growth company pursuant to Section 6(e) of the Securities Act of 1933, as amended, to the Commission on May 1, 2015 (the “Confidential Registration Statement”).  The Company is concurrently publicly filing a Registration Statement (the “Registration Statement”), which includes changes in response to the Staff’s comments.  We have enclosed with this letter a marked copy of the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes to the Confidential Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Confidential Registration Statement, and page references in the responses refer to the Registration Statement.  Defined terms used herein but not otherwise defined have the meanings given to them in the Registration Statement.

Internalization, page 15

1.                                      We note your response to prior comment 8 of our letter dated April 17, 2015. When you determine fair value of the internalization transaction, please tell us how you priced the preexisting relationship in determining the expense to be recognized representing the excess amount paid over the fair value of the net assets acquired.

Response to Comment No. 1

The Company respectfully advises the Staff that, when determining the consideration to be paid in the internalization transaction, the Company received an analysis from an independent third-party financial advisory firm, who, among other things, employed a discounted cash flow analysis, which the Company intends to use to estimate a value for the preexisting relationship.

Distribution Policy, page 61

2.                                      We note your response to prior comment 15 and await the completion of your estimated pro rata distribution. If you plan to estimate a dividend, the projected dividend rate must be on an annualized basis and you may be required to provide support for you projected dividend. We may have further comment.

Response to Comment No. 2

The Company respectfully notes the Staff’s comment and has revised the disclosure on page 63 of the Registration Statement to provide for a projected dividend rate on an annualized basis and will include such numbers once the distribution rate has been determined. In addition, the Company has added disclosure to clarify its intent to make distributions at a rate that is supportable by the cash flow generated by its current portfolio, subject to increase in line with growth in earnings arising from future growth in its investment portfolio.

Non-GAAP Financial Measures, page 91

3.                                      We note your response to prior comment 19 and updated disclosures. Please ensure consistency regarding the performance allocations previously received by AFA and whether such fees were based on FFO attributable to the Company of your operating partnership as disclosed within your pro forma financial statements, or not as discussed.

Response to Comment No. 3

The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 100, 168 and F-7 to clarify that the performance allocations previously received by AFA are based on (i) a contractual definition of FFO attributable to our operating partnership and (ii) capital appreciation (realized and unrealized) determined on a fair value basis of accounting.  The FFO performance allocation is comparable to “Core FFO” that we use in the prospectus.  To ensure proper comparison, the performance allocations from the operating partnership are shown in total before arriving at net income, and the portion of the performance allocations attributable to the non-controlling interests is adjusted (i) in the share of net income attributable to non-controlling interests and (ii) in our reconciliation of non-GAAP Financial Measures in the line of Non-controlling interests’ share of the above adjustments.

Selecting Tenants, page 101

4.                                      We note your revised disclosure on page 109 regarding alternative ways in which farmland may generate economic returns without being leased. Please revise your disclosure to clarify whether you presently intend to enter into the identified activities that would be structured through a TRS and the extent to which you may have operated under such structure if applicable.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Registration Statement.

Transitional Services Agreement, page 162

5.                                      We note your response to prior comment 30, and revised disclosure on page 162 stating that Optima will be reimbursed for the “employee costs, including benefits” for Messrs. Gimbel and Lewis and Ms. Sichel, based on the allocation of time spent on the Company’s business. Please clarify whether “employee costs” includes the salaries of such executive officers. We also note your disclosure on page 162 that you intend to enter into employment agreements with each of your named executive officers. Please clarify the differences between the compensation to be paid to Messrs. Gimbel and Lewis and Ms. Sichel via the employment agreements, and the reimbursements to be paid to Optima for Messrs. Gimbel’s and Lewis’s and Ms. Sichel’s “employee costs” for time spent on the Company’s business.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised the disclosure on page 171 of the Registration Statement.

Pro Forma Consolidated Financial Statements

Adjustment (D), page F-6

6.                                      We note your response to prior comment 32. Please address the following:

a.              supplementally tell us whether the estimated costs associated with the Transitional Services Agreement are reflected in the pro forma financial statements, as no narrative discussion is included within the pro forma adjustment, and if true, that Optima will be the recipient of such fees;

b.              provide separate pro forma adjustments to discuss the management and performance fees payable to AFA from the management and sub-advisory fees that will be fully payable by you to the Agricultural Sub-Adviser subsequent to the Internalization; and

c.               further clarify that the sub-advisory fee was historically paid by both you and AFA, and will be fully paid by you after the Internalization.

Response to Comment No. 6

In response to the Staff’s comment in 6(a), the Company respectfully advises the Staff that the estimated costs associated with Transitional Services Agreement will be included in the pro forma financial statements as part of the “General and Administrative Expenses” line item and will reflect estimated costs to be reimbursed by Optima net of costs the Company is obligated to reimburse under the Transitional Services Agreement.  Accordingly, the Company has revised the disclosure on page F-8 of the Registration Statement to add narrative discussion regarding this adjustment to the pro forma financial statements.

In response to the Staff’s comments in 6(b), the Company has revised the disclosure on pages F-7 and F-8 of the Registration Statement.

In response to the Staff’s comment in 6(c), the Company respectfully advises the Staff that the sub-advisory fee was previously paid by AFA (as an independent entity) and, subsequent to the Internalization, will continue to be paid to AFA (as an indirectly wholly-owned subsidiary of the Company), which in turn will pay the Agricultural Sub-Adviser.

Adjustment (G), page F-7

7.                                      We note your response to prior comment 31. Please note the denominator in the pro forma EPS computation should include only those offered shares whose proceeds are being reflected in pro forma adjustments in the income statements, such as repayment of debt.  Refer to Article 11-02(b)(7) of Regulation S-X and revise as necessary.

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised the disclosure on page F-8 of the Registration Statement to clarify that the denominator in the pro forma EPS calculation only includes those shares offered whose proceeds are being reflected in pro forma adjustments in the income statements consistent with Article 11-02(b)(7) of Regulation S-X.

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The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (617) 570-1526.

Sincerely,

/s/ John T. Haggerty

John T. Haggerty

cc:	Thomas S. T. Gimbel
Geoffrey M. Lewis
American Farmland Company
Paul D. Tropp
Freshfields Bruckhaus Deringer US LLP